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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                  _________________

                                    SCHEDULE 13E-4
                                   Amendment No. 2

                            ISSUER TENDER OFFER STATEMENT
         (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                              TRIDENT ROWAN GROUP, INC.
                                   (Name of Issuer)

                              Trident Rowan Group, Inc.
                         (Name of person(s) filing statement)

                             Common Stock, $.01 par value
                            (Title of class of Securities)

                                     89 614K 106
                        (Cusip number of class of securities)

                        Morrison Cohen Singer & Weinstein, LLP
                                 750 Lexington Avenue
                                  New York, NY 10022
                               Attn: David Lerner, Esq.
                                    (212) 735-8600
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  September 25, 1996
        (Date tender offer first published, sent or given to security holders)

                              Calculation of filing fee
-------------------------------------------------------------------------------
         Transaction Valuation(1)                Amount of filing fee

              $13,394,767                                $2679
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/ / Check box if any part of the fee is offset as provided by Rule 0-11(A)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $2679          Filing party:  TRIDENT ROWAN GROUP, INC.
                      ---------------                 -------------------------


Form or registration no.:    13E-4     Date filed: SEPTEMBER 20, 1996
                        -------------              ----------------------------

-------------------

(1) calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,260,684 shares at $10.625 per share, which per share valuations is based upon the average of the bid ($10.50) and asked ($10.75) prices of the shares on September 11, 1996.

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ITEM 1.       SECURITY AND ISSUER

    a. The issuer of the securities to which this Schedule 13E-4 relates is Trident Rowan Group, Inc., a Maryland corporation (the "Company"), and the address of its principal executive office is 2 Worlds Fair Drive, Somerset, New Jersey 08873. Capitalized terms not otherwise defined herein have the meaning assigned in the Offer to Purchase, dated September 25, 1996.

    b. This Schedule 13E-4, Amendment No. 2 relates to the offer by the Company to purchase 3,794,292 shares (less shares held by persons who have agreed and/or are contractually precluded from participating in this repurchase program (the "Non-Participating Shareholders")) of its common stock, par value $.01 per share (the "Common Stock"), 4,742,865 shares of which Common Stock were outstanding as of September 10, 1996, at a price of $12.26 per share (the "Repurchase Price"). The repurchase program expired at midnight on October 23, 1996. Excluding the shares of Common Stock held by Non-Participating Shareholders, a maximum of 1,260,684 shares of Common Stock were eligible to be submitted under the repurchase program. This Amendment No. 2 is filed to reflect that a total of 761,995 shares of Common Stock were submitted under the repurchase program, 255,636 of which shares (representing 33.5% of the shares submitted) were submitted pursuant to the 50% Offer and 506,359 of which shares (representing 66.5% of the shares submitted) were submitted pursuant to the 80% Offer. The total consideration to be paid by the Company for the submitted shares is $9,342,058, of which amount $7,478,657 is payable in cash and $1,863,401 is payable by delivery of the Company's 8% promissory notes.

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                                      SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 Amendment No. 2 is true, complete and correct.


October 30, 1996                  TRIDENT ROWAN GROUP, INC.



                                  By:  /s/ HOWARD E. CHASE
                                      -----------------------------
                                  Name:  Howard E. Chase
                                  Title: President







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